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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53020

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2001 (MM/DD/YY) AND ENDING March 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

C.K. Cooper & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18300 Von Karman Avenue, Suite 440
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander G. Montano — (949) 477-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

White, Nelson & Co. LLP
(Name — if individual, state last, first, middle name)

2400 E. Katella Ave., Suite 900, Anaheim		CA	92806
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Alexander G. Montano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.K. Cooper & Co., Inc, as of 3/31/02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

President
____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (o) Independent Auditors' report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2002

WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

WHITE, NELSON & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

2400 EAST KATELLA AVENUE SUITE 900
ANAHEIM, CALIFORNIA 92806-5953
TEL 714-978-1300 FAX 714-978-7893
WEB SITE www.whitenelson.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
C.K. Cooper & Company, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of C.K. Cooper & Company, Inc. (a California corporation and a wholly-owned subsidiary) as of March 31, 2002, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.K. Cooper & Company, Inc. at March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

White, Nelson & Co.

Anaheim, California
May 13, 2002

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Current Assets:		
Cash	$	79,538
Brokers Clearance Cash Accounts		51,454
Other Receivables From Brokers		12,194
Accounts Receivable		69,931
Other Current Assets		15,000
Due From Parent Company		14,000
Investment In Marketable Securities		23,136
Total Current Assets		265,253
Total Assets	$	265,253

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$	43,775
Accrued Liabilities		17,439
Income Taxes Payable		800
Total Current Liabilities		62,014
Stockholder's Equity:		
Common Stock - No Par Value; 10,000 Shares Authorized, Issued And Outstanding		6,000
Additional Paid-In Capital		284,525
Accumulated Deficit		(87,286)
Total Stockholder's Equity		203,239
Total Liabilities And Stockholder's Equity	$	265,253

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2002

Income:		
Commission Income	$	288,850
Management And Advisory Revenue		537,853
Other Revenue		8,083
Interest Income		3,340
Unrealized Gain On Investment In Marketable Securities		20,566
Total Income		858,692
Operating Expenses:		
Commission Expense		112,022
Consulting And Registration Expense		16,692
Other Operating Expense		394,658
Regulatory Expense		10,762
Salaries And Wages		334,762
Total Operating Expenses		868,896
Operating Loss Before Provision For Income Tax		(10,204)
Provision For Income Tax		800
Net Loss	$	(11,004)

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2002

	Common Stock							
	No. Of Shares Outstanding		Amount		Additional Paid-In Capital		Accumulated Deficit		Total Stockholder's Equity
Balance, March 31, 2001	10,000	$	6,000	$	114,525	$	(76,282)	$	44,243
Contributions From Parent Company	-		-		170,000		-		170,000
Net Loss	-		-		-		(11,004)		(11,004)
Balance, March 31, 2002	10,000	$	6,000	$	284,525	$	(87,286)	$	203,239

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2002

Cash Flows From Operating Activities:		
Net Loss	$	(11,004)
Noncash Items Included In Net Loss:		
Unrealized Gain On Investment In Marketable Securities		(20,566)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Other Receivables From Brokers		(12,194)
Accounts Receivable		(69,931)
Other Current Assets		(15,000)
Deposits		1,000
Accounts Payable		41,193
Accrued Liabilities		17,439
Net Cash Used In Operating Activities		(69,063)
Cash Flows From Investing Actitivities:		
Amounts Loaned To Parent Company		(14,000)
Purchase Of Marketable Securities		(2,570)
Net Cash Used In Investing Activities		(16,570)
Cash Flows From Financing Activities:		
Capital Contributions From Parent Company		170,000
Net Cash Provided By Financing Activities		170,000
Net Increase In Cash		84,367
Cash At Beginning Of Year		46,625
Cash At End Of Year	$	130,992
Supplementary Cash Flow Information:		
Cash Paid During The Year For:		
Interest Expense	$	-
Income Tax	$	800

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
MARCH 31, 2002

Balance, March 31, 2002	$ -

The accompanying notes are an integral part of these financial statements

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

NOTE A: Summary Of Significant Accounting Policies

(1) Principles Of Accounting - The Company's financial records are kept on the accrual basis of accounting, which is the same basis used for income tax purposes.

(2) Revenue Recognition - Revenue and operating costs are recognized using the accrual method of accounting.

(3) Cash - For the purpose of the statement of cash flows, cash includes business checking and money market accounts held at commercial banks. The Company has defined cash equivalents as any highly liquid investments, with original maturities of less than 90 days. At March 31, 2002, there were no such cash equivalents.

(4) Marketable Securities - The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company at March 31, 2002, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses of marketable securities are computed based on specific identifications of recorded cost, with the change in fair value during the period included in earnings.

(5) Advertising And Promotional Costs - Advertising and promotional costs are charged to operations when incurred. At March 31, 2002, advertising and promotional costs totaled $23,410, and are included in other operating expenses in the accompanying statement of operations.

(6) Income Taxes - The Company is included in the consolidated federal and state income tax return filed by the Parent Corporation. Federal and state income taxes are calculated as if the companies filed on a separate return basis. A provision for the state income taxes has been provided in the financial statements.

NOTE B: Nature Of Operations, Risks, And Uncertainties – C.K. Cooper & Company, Inc. is an institutional and retail brokerage and investment banking firm. The firm provides a wide range of investment services to individuals, institutions and various corporate entities. C.K. Cooper & Company, Inc. was incorporated in January of 1981. The Company was acquired by C & K Capital Corporation in June of 1996, and is a wholly-owned subsidiary.

NOTE B: **Nature Of Operations, Risks, And Uncertainties** – (Continued)

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company maintains cash balances at several financial institutions. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2002, the Company had no amounts on deposit in excess of federally insured limits.

NOTE C: **Investment In Marketable Securities** - The Company holds an investment classified as a trading security recorded at fair market value in the amount of $23,136, with a cost basis of $2,570, as of March 31, 2002. In the current year, the Company has recognized an unrealized gain of $20,566.

NOTE D: **Related Party Transactions** - The Company has a non-interest bearing advance of $14,000 due from the Parent Company as of March 31, 2002. The amount is due upon demand.

The Company pays certain operating expenses relating to the rental of office space and various equipment on behalf of its Parent Company. Amounts have been included in the accompanying statement of operations as other operating expenses. Rental expense for the year ending March 31, 2002, totaled $71,565.

During the course of the Company's operations its Parent Company has contributed $170,000 in cash to provide additional working capital. These contributions have been accounted for as additional paid-in capital.

NOTE G: **Net Capital Requirements** -The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company did not carry customer accounts, it is permitted under Rule 15c3-1 (a) (2) to maintain a minimum net capital, as defined, of $50,000. The Company had net capital, as defined, of $120,660 which was $70,660 in excess of its required net capital of $50,000.

**SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2002**

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE I - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2002

Net Capital:		
Total Stockholder's Equity	$	203,239
Less: Haircuts On Marketable Securities		(20,565)
Less: Non-Allowable Accounts Receivable		(69,931)
Less: Non-Allowable Other Current Assets		(15,000)
Less: Due From Parent Company		(14,000)
Adjusted Net Capital	$	83,743
Aggregate Indebtedness	$	62,014
Computation Of Basic Net Capital Requirement:		
Minimum Capital Required	$	50,000
Excess Net Capital	$	33,743

See Independent Auditor's Report

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE II - RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
AS OF MARCH 31, 2002

	Aggregate Indebtedness	Net Capital
Net Capital, As Reported In Company's Part IIA (Unaudited) FOCUS Report	$ 53,973	$ 247,291
Net Audit Adjustments	8,041	(44,052)
Per Schedule I	$ 62,014	$ 203,239

See Independent Auditor's Report

C.K. COOPER & COMPANY, INC.
(A WHOLLY-OWNED SUBSIDIARY)
SCHEDULE III - EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AS OF MARCH 31, 2002

A computation for determination of reserve requirements and information relating to possession or control requirements has not been provided because the Company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2). The Company intends to effectuate all future financial transactions through one or more bank accounts, each to be designated as "special accounts for the exclusive benefit of customers of C.K. Cooper & Company, Inc."

See Independent Auditor's Report

OTHER REPORTS

WHITE, NELSON & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

2400 EAST KATELLA AVENUE SUITE 900
ANAHEIM, CALIFORNIA 92806-5953
TEL 714-978-1300   FAX 714-978-7893
WEB SITE www.whitenelson.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
C.K. Cooper & Company, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of C.K. Cooper & Company, Inc. (a California corporation and a wholly-owned subsidiary), for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-15(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

White, Nelson & Co.

Anaheim, California
May 13, 2002